          AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2002

                                                        REGISTRATION NO. 333-

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             MCAFEE.COM CORPORATION
                            (NAME OF SUBJECT COMPANY)

                            NETWORKS ASSOCIATES, INC.
                                       AND
                         MCAFEE.COM HOLDINGS CORPORATION
                      (NAMES OF FILING PERSONS -- OFFERORS)

                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   579062-100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 GEORGE SAMENUK
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          C/O NETWORKS ASSOCIATES, INC.
                               3965 FREEDOM CIRCLE
                              SANTA CLARA, CA 95054
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
            NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    Copy to:
                             JEFFREY D. SAPER, ESQ.
                              KURT J. BERNEY, ESQ.
                            MICHAEL J. KENNEDY, ESQ.
                               JACK HELFAND, ESQ.
                               650 PAGE MILL ROAD
                           PALO ALTO, CALIFORNIA 94304
                            TELEPHONE: (650) 493-9300

                            CALCULATION OF FILING FEE

                    TRANSACTION VALUATION (*)           AMOUNT OF FILING FEE (*)
                    -------------------------           ------------------------
                         $192,647,732                       $17,724

* Estimated solely for the purpose of calculating the registration fee pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $15.03, the average of the high and low sales prices of McAfee.com Class A common stock on the Nasdaq National Market on March 26, 2002 and (ii) 12,817,547, the expected maximum number of shares of McAfee.com common stock to be acquired in the Offer and the merger. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the Transaction Value.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:   $    17,724   FILING PARTY:  Networks Associates, Inc.

FORM OF REGISTRATION NO.:  Form S-4     DATE FILED:    March 29, 2002

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender Offer:

      Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/   third-party tender Offer subject to Rule 14d-1.

/ /   issuer tender Offer subject to Rule 13e-4.

/ /   going-private transaction subject to Rule 13e-3.

/ /   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender Offer: / /

ITEMS 1 THROUGH 11.

         This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by Networks Associates, Inc. ("Network Associates"), a Delaware corporation, and McAfee.com Holdings Corp. ("McAfee.com Holdings"), a Delaware corporation and a wholly-owned subsidiary of Network Associates. This Schedule TO relates to the Offer by McAfee.com Holdings to exchange 0.675 shares of Network Associates common stock, par value $0.01 per share (the "Network Associates Common Shares"), for each outstanding share of Class A common stock, par value $0.001 per share, of McAfee.com Corporation ("McAfee.com"), a Delaware corporation, that Network Associates and its subsidiaries do not own (the "Shares"), upon the terms and subject to the conditions set forth in the Prospectus dated March 29, 2002, (the "Prospectus") and in the related Letter of Transmittal, copies of which are incorporated by reference herein as Exhibits
(a)(1) and (a)(2) (which, together with any amendments, supplements or exhibits thereto, collectively constitute the "Offer"). See the section of the Prospectus captioned "Summary."

ITEM 12.  EXHIBITS.

(a)(1) Prospectus dated March 29, 2002, (incorporated by reference from Network Associates ' Registration Statement on Form S-4 filed on March 25, 2002 (the "Form S-4")).

(a)(2)   Form of Letter of Transmittal (incorporated by reference to Exhibit
         99.1 to the Form S-4).

(a)(3)   Form of Notice of Guaranteed Delivery (incorporated by reference to
         Exhibit 99.2 to the Form S-4).

(a)(4) Form of Letter from McAfee.com Holdings to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to
         Exhibit 99.3 to the Form S-4).

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference to Exhibit 99.4 to the Form S-4).

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Form S-4).

(a)(7) Summary Advertisement as published in The Wall Street Journal on March 29, 2002 (incorporated by reference to Exhibit 99.6 to the Form S-4).

(a)(8) Press Release issued by Network Associates on March 29, 2002, (incorporated by reference to Exhibit 99.8 to the Form S-4).

(a)(9) Request from Network Associates for stockholder list of McAfee.com (incorporated by reference to Exhibit 99.7 to the Form S-4).

(a)(10) Complaint titled Stephen Bank v. McAfee.com, Srivats Sampath, George Samenuk, Stephen C. Richards, Richard M. Schell, Frank C. Gill and Network Associates Inc., filed on March 18, 2002 in the Chancery Court of the State of Delaware, County of New Castle (Civil Action No.) (incorporated by reference to Exhibit 99.10 to the Form S-4).

(a)(11) Complaint titled Justin Peyton v. Stephen C. Richards, Srivats Sampath, Richard M. Schell, George Samenuk, Frank C. Gill, Network Associates, Inc., filed on March 19, 2002 in the Superior Court of the State of California, County of Santa Clara (Case No. CV806199) (incorporated by reference to Exhibit 99.11 to the Form S-4).

(a)(12) Complaint titled Ezra Birnbaum v. Srivats Sampath, Frank Gill, George Samenuk, Stephen Richards, Richard Schell, McAfee.com Corporation, and Network Associates, Inc., filed on March 18, 2002 in the Chancery Court of the State of Delaware, County of New Castle (Civil Action No. 19482NC) (incorporated by reference to Exhibit 99.12 to the Form S-4).

(a)(13) Complaint titled Carl Brown v. Srivats Sampath, Frank Gill, George Samenuk, Stephen Richards, Richard Schell, Network Associates, Inc. and McAfee.com Corp., filed on March 18, 2002 in the Chancery Court of the State of Delaware, County of New Castle (Civil Action No. 19483NC) (incorporated by reference to Exhibit 99.13 to the Form S-4).

(a)(14) Complaint titled Nick Monastero v. Srivats Sampath, Stephen Richards, George Samenuk, Frank Gill, Richard Schell, Network Associates, Inc., and McAfee.com Corporation, filed on March 18, 2002 in the Chancery Court of the State of Delaware, County of New Castle (Civil Action No. 19485NC) (incorporated by reference to Exhibit 99.14 to the Form S-4).

(a)(15) Complaint titled Elizabeth Ebner v. Srivats Sampath, Frank Gill, George Samenuk, Stephen Richards, Richard Schell, Networks Associates, Inc. and McAfee.com Corporation, filed on March 18, 2002 in the Chancery Court of the State of Delaware, County of New Castle (Civil Action No. 19487NC) (incorporated by reference to Exhibit 99.15 to the Form S-4).

(a)(16) Complaint titled Adrian Chin v. McAfee.com Corp., Srivats Sampath, George Samenuk, Stephen Richards, Richard M. Schell, Frank C. Gill and Network Associates Inc., filed on March 18, 2002 in the Chancery Court of the State of Delaware, County of New Castle (Civil Action No. 19484NC) (incorporated by reference to Exhibit 99.16 to the Form S-4).

(b)      None.

(d)      None.

(g)      None.

(h)(1) Tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation (incorporated by reference to Exhibit 5.1 to the Form S-4).

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13e-3.

         Not applicable.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 NETWORKS ASSOCIATES, INC.



                                 By: /s/ GEORGE SAMENUK
                                     -------------------------------------------
                                     Name:  George Samenuk
                                     Title: Chairman and Chief Executive Officer


                                 MCAFEE.COM HOLDINGS CORPORATION



                                 By: /s/ GEORGE SAMENUK
                                     -------------------------------------------
                                     Name:  George Samenuk
                                     Title: President





Dated:  March 29, 2002